
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/CT/tk

SEC File No: 82-3622

10 January 2003




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549



Dear Sir/Madam

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.



Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.


SEC MAIL PROCESSING
RECEIVED
JAN 23 2003
WASH. D.C.
155
SECTION

MASNET No. 6 OF 08.01.2003
Announcement No. 6

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## News Release - SESAMi undergoes ownership change

Attached is a news release made by SESAMi Inc, an associated company of Singapore Telecommunications Limited, on the above.



SESAMi Ownership Change (7 Jan 03).

Submitted by Chan Su Shan (Ms), Company Secretary on 08/01/2003 to the SGX


SESAMi
Open for success

www.sesami.com

SESAMi Inc
11 Keppel Road #09-01 RCL Centre Singapore 089057
Tel: (65) 372 2500 Fax: (65) 327 2021

**FOR IMMEDIATE RELEASE**

## SESAMi undergoes ownership change

**Singapore, 7 January 2003** – SESAMi Inc, the operating company of Asian e-hub SESAMi.NET, today announced that its shareholders have agreed to sell all of its operations in Singapore, Hong Kong, China, India and South Korea to DMP Solutions and Services Pte Ltd (DMP). The SESAMi name and brand will remain unchanged under the new ownership and management.

Existing clients of SESAMi will be unaffected by the changes. DMP will maintain SESAMi's contractual relationships, service levels and business operations in a 'business as usual' fashion. SESAMi will continue to provide e-commerce services and solutions to help businesses realise greater efficiency and bottom-line benefits.

With the sale of SESAMi Inc's operations, the shareholders of the company will proceed to exit from the business.

*-Ends-*

**About SESAMi**

SESAMi Inc, the leading commerce service provider (CSP) in Asia, helps companies realise the increased business efficiencies of e-commerce. Through comprehensive strategies built on best-of-breed technologies and e-commerce expertise, SESAMi delivers the full benefits of online B2B commerce by streamlining the entire value chain of companies. To date, SESAMi has clients actively trading on its e-hub, SESAMi.NET. The company was set up in September 1999. Its shareholders include Beijing Enterprises, Commerce One, Eastman Chemical Company, i-CABLE, Jardine Matheson, SingTel, SUNeVision Holdings, Swire Pacific, United Overseas Bank, U-Tech Development Limited and WI Harper.

**For more information, please contact:**

Bernard Ho
SESAMi Inc
Tel: +65 6372 2523
Fax: +65 6327 2021
Email: bernardho@sesami.com


SEC MAIL PROCESSING
RECEIVED
JAN 23 2003
WASH. D.C.
155
SECTION

MASNET No. 14 OF 09.01.2003
Announcement No. 14

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 09/01/2003 |
| **Date of change of interest:** | 07/01/2003 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Disposal of Shares arising from Exercise of Put Option |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (170,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.24620 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,114,000 | 11,971,746,946 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **No. of shares held after change:** | 7,944,000 | 11,971,746,946 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **Total shares:** | 7,944,000 | 11,971,746,946 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 16 OF 03.01.2003
Announcement No. 16

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 03/01/2003 |
| **Date of change of interest:** | 27/12/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 169,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.21000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,945,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after the transaction:** | 8,114,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **Total shares:** | 8,114,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 53 OF 09.01.2003
Announcement No. 53

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 08/01/2003 |
| **Date of change of interest:** | 08/01/2003 |
| **Name of registered holder:** | Raffles Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were acquired through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 1,605,000 |
| **% of issued share capital:** | 0.01 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.2172 |
| **No. of shares held before the transaction:** | 478,387,907 |
| **% of issued share capital:** | 2.68 |
| **No. of shares held after the transaction:** | 479,992,907 |
| **% of issued share capital:** | 2.69 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,052,447,683 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,054,052,683 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,054,052,683 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 50 OF 09.01.2003
Announcement No. 50

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 08/01/2003 |
| **Date of change of interest:** | 08/01/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Transfer of shares from an existing client account |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (115,440) |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | 466,744,805 |
| **% of issued share capital:** | 2.62 |
| **No. of shares held after the transaction:** | 466,629,365 |
| **% of issued share capital:** | 2.62 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,052,563,123 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,052,447,683 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,447,683 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 22 OF 08.01.2003
Announcement No. 22

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 08/01/2003 |
| **Date of change of interest:** | 06/01/2003 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Reversal of shares allotment |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 700 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,114,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **No. of shares held after the transaction:** | 8,114,000 | 11,971,746,946 |
| **% of issued share capital:** | | |
| **Total shares:** | 8,114,000 | 11,971,746,946 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 23 OF 02.01.2003
Announcement No. 23

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 31/12/2002 |
| **Date of change of interest:** | 31/12/2002 |
| **Name of registered holder:** | United Overseas Bank Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were acquired through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 19,000 |
| **% of issued share capital:** | 0.0001 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.2342 |
| **No. of shares held before the transaction:** | 64,982,496 |
| **% of issued share capital:** | 0.36 |
| **No. of shares held after the transaction:** | 65,001,496 |
| **% of issued share capital:** | 0.36 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,052,544,123 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,052,563,123 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,563,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 50 OF 30.12.2002
Announcement No. 62

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 30/12/2002 |
| **Date of change of interest:** | 23/12/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Disposal of shares arising from exercise of put option by DBS Bank |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (234,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.30150 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,179,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **No. of shares held after change:** | 7,945,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **Total shares:** | 7,945,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 26 OF 26.12.2002
Announcement No. 26



**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 26/12/2002 |
| **Date of change of interest:** | 20/12/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Sale |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (45,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.23000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,224,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **No. of shares held after change:** | 8,179,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **Total shares:** | 8,179,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 17 OF 24.12.2002
Announcement No. 17

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 23/12/2002 |
| **Date of change of interest:** | 23/12/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (625,000) |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.223 |
| **No. of shares held before the transaction:** | 467,369,805 |
| **% of issued share capital:** | 2.62 |
| **No. of shares held after the transaction:** | 466,744,805 |
| **% of issued share capital:** | 2.62 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,169,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,052,544,123 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,544,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/12/2002, the date of receipt of the notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 23/12/2002 |
| **Date of change of interest:** | 18/12/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 100,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.27000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 8,124,000 | 11,971,746,246 |
| % of issued share capital: | 0.05 | 67.16 |
| No. of shares held after the transaction: | 8,224,000 | 11,971,746,246 |
| % of issued share capital: | 0.05 | 67.16 |
| Total shares: | 8,224,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 77 OF 20.12.2002
Announcement No. 77

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

**Name of substantial shareholder:** Temasek Holdings (Private) Limited

**Date of notice to company:** 20/12/2002

**Date of change of interest:** 17/12/2002

**Name of registered holder:** CDP: DBS Vickers SEC

**Circumstance(s) giving rise to the interest:** Others
**Please specify details:** Deemed Interest - Disposal of shares arising from exercise of put option

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (150,000) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.34900 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,274,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **No. of shares held after the transaction:** | 8,124,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **Total shares:** | 8,124,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 76 OF 20.12.2002
Announcement No. 76

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 20/12/2002 |
| **Date of change of interest:** | 17/12/2002 |
| **Name of registered holder:** | CDP: DBS Nominees |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 450,000 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.24000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,824,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after the transaction:** | 8,274,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **Total shares:** | 8,274,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 74 OF 20.12.2002
Announcement No. 74

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 20/12/2002 |
| **Date of change of interest:** | 17/12/2002 |
| **Name of registered holder:** | CDP: DBS Nominees |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (91,000) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.26000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,915,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after the transaction:** | 7,824,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **Total shares:** | 7,824,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 73 OF 20.12.2002
Announcement No. 73

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 20/12/2002 |
| **Date of change of interest:** | 16/12/2002 |
| **Name of registered holder:** | CDP: DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (200,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.27000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,115,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after the transaction:** | 7,915,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **Total shares:** | 7,915,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 35 OF 19.12.2002
Announcement No. 35



**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 18/12/2002 |
| **Date of change of interest:** | 18/12/2002 |
| **Name of registered holder:** | Raffles Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Transfer of shares into an existing client account. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 118,000 |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | 478,269,907 |
| **% of issued share capital:** | 2.68 |
| **No. of shares held after the transaction:** | 478,387,907 |
| **% of issued share capital:** | 2.68 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,051,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,169,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,169,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 34 OF 19.12.2002
Announcement No. 34

**SINGAPORE TELECOMMUNICATIONS LIMITED**

SEC File No: 82-3622

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 18/12/2002 |
| **Date of change of interest:** | 18/12/2002 |
| **Name of registered holder:** | HSBC (Singapore) Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (47,000) |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.2205 |
| **No. of shares held before the transaction:** | 26,287,867 |
| **% of issued share capital:** | 0.15 |
| **No. of shares held after the transaction:** | 26,240,867 |
| **% of issued share capital:** | 0.15 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,098,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,051,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,051,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 33 OF 19.12.2002
Announcement No. 33

**SINGAPORE TELECOMMUNICATIONS LIMITED**

SEC File No: 82-3622

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 18/12/2002 |
| **Date of change of interest:** | 18/12/2002 |
| **Name of registered holder:** | HongKong & Shanghai Banking Corp. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Transfer of shares into an existing client account. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 104,000 |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | 3,059,000 |
| **% of issued share capital:** | 0.02 |
| **No. of shares held after the transaction:** | 3,163,000 |
| **% of issued share capital:** | 0.02 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,052,994,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,098,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,098,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 32 OF 19.12.2002
Announcement No. 32

**SINGAPORE TELECOMMUNICATIONS LIMITED**



## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 18/12/2002 |
| **Date of change of interest:** | 18/12/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Transfer of shares from an existing client account. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (118,000) |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | 467,487,805 |
| **% of issued share capital:** | 2.62 |
| **No. of shares held after the transaction:** | 467,369,805 |
| **% of issued share capital:** | 2.62 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,112,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,052,994,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,052,994,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 22 OF 18.12.2002
Announcement No. 22

**SINGAPORE TELECOMMUNICATIONS LIMITED**

SEC File No: 82-3622

## Notice Of Substantial Shareholder's Interests

**Name of substantial shareholder:** Temasek Holdings (Pte) Ltd

**Date of notice to company:** 18/12/2002

**Date of change of interest:** 16/12/2002

**Name of registered holder:** CDP : Temasek Holdings (Pte) Ltd

**Circumstance giving rise to the change:** Others

**Please specify details:** Direct Interest - Reversal of Shares Allotment

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 700 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,115,000 | 11,971,745,546 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after change:** | 8,115,000 | 11,971,746,246 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **Total shares:** | 8,115,000 | 11,971,746,246 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 20 OF 17.12.2002
Announcement No. 20

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 13/12/2002 |
| **Date of change of interest:** | 13/12/2002 |
| **Name of registered holder:** | Raffles Nominees Pte Ltd |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (58,000) |
| **% of issued share capital:** | 0 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.26 |
| **No. of shares held before the transaction:** | 478,327,907 |
| **% of issued share capital:** | 2.68 |
| **No. of shares held after the transaction:** | 478,269,907 |
| **% of issued share capital:** | 2.68 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,170,123 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,112,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,112,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 29 OF 17.12.2002
Announcement No. 29

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Pte) Ltd |
| **Date of notice to company:** | 17/12/2002 |
| **Date of change of interest:** | 11/12/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 200,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.26000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 7,915,000 | 11,971,745,546 |
| **% of issued share capital:** | 0.04 | 67.16 |
| **No. of shares held after change:** | 8,115,000 | 11,971,745,546 |
| **% of issued share capital:** | 0.05 | 67.16 |
| **Total shares:** | 8,115,000 | 11,971,745,546 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 16.12.2002
Announcement No. 15

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 13/12/2002 |
| **Date of change of interest:** | 13/12/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (222,320) |
| **% of issued share capital:** | 0.001 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.26 |
| **No. of shares held before the transaction:** | 467,710,125 |
| **% of issued share capital:** | 2.62 |
| **No. of shares held after the transaction:** | 467,487,805 |
| **% of issued share capital:** | 2.62 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,392,443 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,170,123 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,170,123 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 30 OF 13.12.2002
Announcement No. 43

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 12/12/2002 |
| **Date of change of interest:** | 12/12/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>These shares were disposed of through an open market transaction at shareholder discretion. |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (222,230) |
| **% of issued share capital:** | 0.001 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.26 |
| **No. of shares held before the transaction:** | 467,932,355 |
| **% of issued share capital:** | 2.63 |
| **No. of shares held after the transaction:** | 467,710,125 |
| **% of issued share capital:** | 2.62 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,053,614,673 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after the transaction:** | 1,053,392,443 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,053,392,443 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Compaies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/12/2002, the date of receipt of the notice, to the SGX